AGREEMENT AND PLAN OF MERGER
AMONG
HEARTLAND FINANCIAL USA, INC.,
PREMIER VALLEY BANK,
AND
FOLLOWING ITS ORGANIZATION,
PV ACQUISITION BANK
DATED
May 28, 2015

4.16	No Brokers or Finders	33
4.17	Employees	33
4.18	Employee Benefit Plans	35
4.19	Insurance	39
4.20	Affiliate Transactions	39
4.21	Compliance with Laws; Permits	39
4.22	Administration of Fiduciary Accounts	40
4.23	Regulatory Approvals	40
4.24	Interest Rate Risk Management Instruments	40
4.25	Disclosure	40
4.26	Fairness Opinion	41

ARTICLE 5 CONDUCT OF PREMIER VALLEY BUSINESS PENDING THE MERGER		41

5.1	Conduct of Business	41
5.2	Access to Information; Confidentiality	43
5.3	Notice of Developments	44
5.4	Certain Loans and Related Matters	44
5.5	Monthly Financial Statements and Employment Changes	45
5.6	Consents and Authorizations	45
5.7	Filing of Tax Returns and Adjustments	45
5.8	No Solicitation	46

ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		47

6.1	Filings and Regulatory Approvals	47
6.2	Shareholder Approval; Registration Statement; NASDAQ Listing	48
6.3	Establishment of Accruals	50
6.4	Employee Matters	50
6.5	Tax Treatment	51
6.6	Updated Schedules	51
6.7	280G Approval	51
6.8	Formation of Merger Sub	51
6.9	Determination of Tangible Equity	52
6.10	Indemnification; Directors and Officers Insurance	52

ARTICLE 7 CONDITIONS		53

7.1	Conditions to Obligations of Each Party	53
7.2	Additional Conditions to Obligation of Premier Valley	54
7.3	Additional Conditions to Obligation of Heartland	55

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		56

8.1	Reasons for Termination	56
8.2	Effect of Termination	58
8.3	Expenses	58
8.4	Premier Valley Termination Payments	58

8.5	Amendment	58
8.6	Waiver	58

ARTICLE 9 GENERAL PROVISIONS		59

9.1	Press Releases and Announcements	59
9.2	Notices	59
9.3	Assignment	60
9.4	No Third Party Beneficiaries	60
9.5	Schedules	60
9.6	Interpretation	61
9.7	Severability	61
9.8	Complete Agreement	61
9.9	Governing Law	61
9.10	Specific Performance	61
9.11	Waiver of Jury Trial	61
9.12	Investigation of Representations, Warranties and Covenants	62
9.13	No Survival of Representations	62

SIGNATURES		63

Exhibit A	Voting Agreement

Exhibit B	Certificate of Approval and Agreement of Merger

Exhibit C	Articles of Incorporation of PV Acquisition Bank

Exhibit D	Bylaws of PV Acquisition Bank

Exhibit E	Employment Agreement with J. Mike McGowan

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated May 28, 2015, is made and entered into by and among Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), Premier Valley Bank, a California corporation authorized to transact business in California as a bank (“Premier Valley”), and following its organization, PV Acquisition Bank, a California corporation and wholly-owned subsidiary of Heartland (“Merger Sub”).
WHEREAS, the respective Boards of Directors of Heartland and Premier Valley have determined that it is advisable and in the best interests of Heartland and Premier Valley and their respective shareholders to consummate the merger (the “Merger”) of Premier Valley with and into Merger Sub;
WHEREAS, as an inducement to Heartland to enter into this Agreement, all of the directors and executive officers of Premier Valley who are also significant shareholders of Premier Valley have entered into a Shareholder Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”), whereby each such shareholder agrees to vote in favor of the Merger and all other transactions contemplated by this Agreement; and
WHEREAS, Heartland and Premier Valley desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland or Merger Sub) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer, or other similar transaction (i) in which Premier Valley is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Premier Valley, or (iii) in which Premier Valley issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of Premier Valley; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Premier Valley.
“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.
“Aggregate Merger Consideration” means $95,050,000, (a) plus the amount, if any, of the Option Exercise Proceeds, but (b) less the amount, if any, by which the Tangible Equity is less than the sum of (i) $58,812,000 plus (ii) the Option Exercise Proceeds, if any.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Average Closing Price” means (a) the sum, for each of the twenty (20) trading days ending five (5) calendar days prior to the Closing Date, of the product of (i) the closing price of Heartland Common Stock as quoted on the Nasdaq Global Select Market for such trading day multiplied by, (ii) the trading volume reported on the Nasdaq Global Select Market for such trading day, divided by (b) the aggregate trading volume over such twenty (20) day period; provided, however, that if such calculation would cause the Average Closing Price to be (x) greater than $39.41, the Average Closing Price shall be fixed at $39.41, or (y) less than the Minimum Closing Price, the Average Closing Price shall be fixed at the Minimum Closing Price. If, during the calculation of the Average Closing Price, or otherwise prior to the Effective Time, shares of Heartland Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the Average Closing Price will be appropriately and proportionately adjusted.
“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under California Law.
“Charter” means (x) with respect to any corporation or banking association, those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation, and (y) with respect to any partnership, those agreements and instruments that at that time constitute the partnership agreement as filed or recorded under the partnership or other applicable Law of the jurisdiction of organization, or executed by the partners of such partnership, including any amendments thereto.
“Closing Financial Statements” means Premier Valley’s financial statements (including a balance sheet) as of the Determination Date, accompanied by a certificate of Premier Valley’s chief financial officer as to the accuracy of such financial statements and confirming that they have been prepared in accordance with GAAP, subject to year-end adjustments (none of which, to the knowledge of such officer, will be material).
“Code” has the meaning set forth in the recitals of this Agreement.
“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.
“Determination Date” shall mean the last day of the month immediately preceding the month in which the Effective Time occurs.
“Disclosure Schedule” means the schedules delivered by Premier Valley to Heartland on or prior to the date of this Agreement, which will neither be attached to this Agreement nor publicly available.
“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.
“General Effects” means (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes in global, national or regional political conditions affecting other companies in the financial services industry; (d) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (e) actions or omissions of a party required by this Agreement or taken with the prior informed written consent of the other party to this Agreement in contemplation of the transactions contemplated hereby; or (f) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring changes, in each case taken by a party with the prior written approval or at the written direction of the other party to this Agreement; except to the extent that the effects of such changes in the foregoing (a) through (d) disproportionately affect the subject party as compared to other companies in the banking industry; or (ii) prevents or materially impairs a party from consummating the Merger, or any of the transactions contemplated by this Agreement.
“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to applicable Law.
“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.
“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.
“Heartland” has the meaning set forth in the first paragraph of this Agreement.

“Heartland Common Stock” means the common stock, $1.00 par value per share, of Heartland.
“Intercompany Shares” means shares of Premier Valley capital stock held as treasury stock, or held directly or indirectly by Heartland or Merger Sub, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted.
“Law” means any constitution, law, ordinance, principle of common law, regulation, statute or treaty of any Governmental Entity.
“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.
“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.
“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could have, a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise), results of operations, prospects or customer, supplier or employee relationships of Premier Valley and the Bank Subsidiaries, taken as a whole, or Heartland and its Subsidiaries, taken as a whole, as the case may be, or (ii) the consummation of the transactions contemplated hereby.
“Merger” has the meaning set forth in the recitals of this Agreement.
“Merger Consideration” means the number of whole shares of Heartland Common Stock, plus cash in lieu of any fractional share interest, and the amount of cash into which shares of Premier Valley Common Stock shall be converted, pursuant to the provisions of Article 2.
“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.
“Minimum Closing Price” means $29.13 per share.
“Option Exercise Proceeds” means the aggregate exercise proceeds actually received, if any, by Premier Valley upon exercise between the date of this Agreement and the Closing Date, of Premier Valley stock options that are outstanding as of the date of this Agreement (as disclosed in Schedule 4.3)
“Ordinary Course of Business” means the ordinary course of business of Premier Valley and the Bank Subsidiaries consistent with past custom and practice (including with respect to quantity and frequency).
“Outstanding Premier Valley Shares” shall mean the number of shares of Premier Valley Common Stock issued and outstanding immediately prior to the Effective Time.

“Per Share Cash Consideration” means an amount of cash equal to (a) the Aggregate Merger Consideration divided by (b) the number of Outstanding Premier Valley Shares.
“Per Share Stock Consideration” means the number of shares of Heartland Common Stock as is equal to the quotient of (a) the Aggregate Merger Consideration, divided by (b) the product of (i) the Outstanding Premier Valley Shares, and (ii) the Average Closing Price.
“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made in connection with any such contest), (ii) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (iii) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Real Property and which do not unreasonably restrict the use thereof or Heartland’s proposed use thereof in the Ordinary Course of Business, (iv) statutory Encumbrances in favor of lessors arising in connection with any property leased to Premier Valley or any Bank Subsidiary, (v) Encumbrances reflected in the Premier Valley Financial Statements or arising under Material Contracts and (vi) Encumbrances that will be removed prior to or in connection with the Closing.
“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.
“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (i) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA) or (iii) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (w) that is maintained or contributed to by Premier Valley or any entity under common control with Premier Valley within the meaning of Section 414(b), (c), (m), (o), or (t) of the Code (a “Commonly Controlled Entity”), (x) that Premier Valley or any other Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (y) for which Premier Valley or any other Commonly Controlled Entity is or may be financially liable as a result of the direct sponsor’s affiliation with Premier Valley, its Subsidiaries or Premier Valley’s shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by Premier Valley or any other Commonly Controlled Entity for the benefit of its employees or former employees) or (z) for or with respect to which Premier Valley or any other Commonly Controlled Entity is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. A “Plan” does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Premier Valley nor any other Commonly Controlled Entity has any present or potential Liability.
“Premier Valley” has the meaning set forth in the first paragraph of this Agreement.
“Premier Valley Common Stock” means the common stock, no par value per share, of Premier Valley.
“Proxy Statement” means the proxy statement-prospectus to be used by Premier Valley in connection with the solicitation by its Board of Directors of proxies for use at the meeting of its shareholders to be convened for the purpose of voting on this Agreement and the Merger, pursuant to Section 6.2(b).
“Remedies Exception,” when used with respect to any Person, means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
“Return” means any return, declaration, report, estimate, information return and statement pertaining to any Taxes.
“Subsidiary” means any Person in which any ownership interest is owned, directly or indirectly, by another Person.
“Superior Proposal” means any Acquisition Proposal by a third party on terms which the Board of Directors of Premier Valley determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, the likelihood of consummation of any such proposal and any other relevant factors permitted under applicable Law, after giving Heartland at least five Business Days to respond to such third-party Acquisition Proposal once the Board of Directors of Premier Valley has notified Heartland that in the absence of any further action by Heartland it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by Heartland.
“Tangible Equity” means Premier Valley’s consolidated shareholders’ equity as of the Determination Date, plus (A) the Transaction Costs, and less (B) the sum of (i) intangible assets (except that capitalized servicing rights shall be considered a tangible asset for such purpose) and (ii) accumulated comprehensive income (loss), each as determined in accordance with GAAP and adjusted to reflect a reasonable projection of operations through Closing, and for any actions contemplated by this Agreement to be completed prior to Closing (including, without limitation, any dividend payable in accordance with Section 5.1(c)(v)); provided, however, that if the Effective Date occurs prior to October 1, 2015, then such adjustment shall reflect a reasonable projection of operations through September 30, 2015. For such purposes, a “reasonable projection of operations” shall be based upon the average monthly operations of Premier Valley for the period from January 1 through the Determination Date, but adjusted to reflect trends, including any trends caused by General Conditions, as of the Determination Date.
“Targeted Cash Consideration” means 30% of the Aggregate Merger Consideration (an amount equal to the Aggregate Merger Consideration multiplied by 0.30).
“Tax Affiliate” means each of Premier Valley and any other Subsidiaries and any other Person that is or was a member of an affiliated, combined or unitary group of which Premier Valley or any Bank Subsidiary is or was a member.
“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity upon Premier Valley or any Tax Affiliate.
“Transaction Costs” shall mean any and all amounts incurred by Premier Valley or any Bank Subsidiary, whether or not paid by Premier Valley and whether incurred before or after the date of this Agreement, that arise out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including Premier Valley’s legal and accounting fees, brokerage commissions, finder’s fees or similar fees or commissions (including any fees payable to Sandler pursuant to the letter described in Section 4.16), any income, sales or other Liability for Taxes for income or gain arising out of such transactions, and any termination fees, assignment fees, or other transfer costs associated with the transfer, assignment or termination of any contracts, including data processing contracts, resulting from transactions.
“Voting Agreement” has the meaning set forth in the recitals of this Agreement.
The following terms not defined above are defined in the sections indicated below:

Definition	Defined
1933 Act	3.2
Annual Financial Statements	4.4
Bank Holding Company Act	2.1
Bank Regulators	3.7
Bank Subsidiaries	4.1
Blue Sky Laws	3.2
Board Recommendation	6.2(a)
Cash Allocated No Election Shares	2.4(d)(i)(2)
Cash Election	2.4(a)
Cash Election Shares	2.4(a)
CDFI	2.1
CFC	2.1
CGCL	2.1
Change of Board Recommendation	6.2(a)

Closing	2.8
Closing Date	2.8
Dissenting Shares	2.7(b)
Dissenting Shareholder	2.7(a)
Effective Date	2.2(d)
Effective Time	2.2(d)
Election Deadline	2.4(b)
Election Form	2.4(a)
Exchange Act	3.2
Exchange Agent	2.4(c)
Exchange Fund	2.6(a)
FDIA	2.1
FDIC	2.1
Fractional Share Amount	2.3(f)
FRB	2.1
Indemnified Parties	6.9(a)
Latest Balance Sheet	4.4
Leased Real Property	4.11(c)
Material Contracts	4.14(a)
Merger Certificate	2.2(d)
NASDAQ	3.2
No Election Shares	2.4(a)
Operating Real Property	4.11(c)
Owned Real Property	4.11(b)
Premier Valley Financial Statements	4.4
Proxy Statement	6.2(b)
Real Property	4.11(c)
Reallocated Cash Shares	2.4(d)
Reallocated Stock Shares	2.4(d)
Registration Statement	6.2(b)
Regulatory Approvals	2.1
Release	4.12(a)
Required Consents	5.6
Required Premier Valley Shareholder Vote	4.2
Sandler	4.16
SEC	3.5(a)
Shareholder Meeting	6.2(a)
Stock Election	2.4(a)
Stock Election Shares	2.4(a)
Surviving Corporation	2.1
Unaudited Statements	4.4

ARTICLE 2
MERGER

2.1    The Merger. Subject to the satisfaction or waiver of the conditions set forth in article 7, on a date mutually satisfactory to the parties as soon as practicable following receipt of all necessary regulatory approvals of (a) the Board of Governors of the Federal Reserve System (“FRB”) under Section 3 of the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”); (b) the Federal Deposit Insurance Corporation (the “FDIC”) (i) under the Bank Merger Act, and (ii) for interim insurance for Merger Sub under the Federal Deposit Insurance Act, as amended (the “FDIA”); (c) the Division of Financial Institutions of the California Department of Business Oversight (the “CDFI”) for (i) the chartering of Merger Sub, (ii) the acquisition of control of Merger Sub and Premier Valley under the California Banking Law, and (iii) the Merger under Chapter 4 of the California Depository Corporation Sale, Merger, and Conversion Law (such approvals in clauses (a), (b) and (c) being referred to herein as the “Regulatory Approvals”), Premier Valley shall be merged with and into Merger Sub. Merger Sub, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of Chapter 11 and Chapter 12 of the California General Corporation Law (the “CGCL”), and with the effect set forth in Section 1107 of the CGCL and in Sections 4888 and 4889 of the California Financial Code (the “CFC”).

2.2    Effect of Merger.

(a)    At the Effective Time, Premier Valley shall be merged with and into Merger Sub, and the separate existence of Premier Valley shall cease. The Charter and the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable Law, except that such Charter and Bylaws shall be amended at the Effective Time to change the name of the Surviving Corporation to “Premier Valley Bank.” The directors and officers of Premier Valley immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation, except that at the Effective Time, the Board of Directors of the Surviving Corporation shall take all actions legally necessary to add Lynn B. Fuller to the Board of Directors of the Surviving Corporation.

(b)    At the Effective Time and thereafter, the Surviving Corporation shall be responsible and liable for all the liabilities, debts, obligations and penalties of each of Merger Sub and Premier Valley.

(c)    At the Effective Time and thereafter, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Merger Sub and Premier Valley; all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of Merger Sub and Premier Valley, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Merger Sub or Premier Valley, shall not revert or be in any way impaired by reason of the Merger.

(d)    To effect the Merger, the parties hereto will cause the Certificate of Approval of Agreement of Merger relating to the Merger in the form of the attached Exhibit B (the “Merger Certificate”) to be filed with the Secretary of State of the State of California and with the CDFI. The Merger shall become effective at 5:00 P.M., Pacific Time, on the date of the filing of such Merger Certificate. As used herein, the term “Effective Date” shall mean the date on which the Merger shall become effective as provided in the preceding sentence and the term “Effective Time” shall mean the time on the Effective Date when the Merger shall become effective. The Effective Date and the Effective Time shall take place on the Closing Date (as defined below).

2.3    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Premier Valley Common Stock, Heartland Common Stock or the common stock of Merger Sub:

(a)    Heartland Common Stock. Each share of Heartland Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

(b)    Merger Sub Common Stock. Each share of Merger Sub common stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

(c)    Premier Valley Common Stock. Subject to Sections 2.4 and 2.7, each share of Premier Valley Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of the holder thereof as provided in this Article 2, either the Per Share Cash Consideration or the Per Share Stock Consideration.

(d)    Other Premier Valley Securities. All shares of any other class of capital stock of Premier Valley, including, without limitation, any shares of preferred stock (none of which are issued and outstanding), will cease to exist on the Closing Date. All warrants, options, or other rights to purchase, or any other securities convertible or exchangeable for, or representing a right to acquire, capital stock of Premier Valley, shall be exercised, converted or exchanged prior to the Closing Date, or shall cease to exist on the Closing Date.

(e)    Intercompany Shares. Each Intercompany Share shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto.

(f)    Fractional Shares. No fractional shares of Heartland Common Stock shall be issued for Premier Valley Common Stock, and in lieu of any fractional share, Heartland shall pay to each holder of Premier Valley Common Stock who otherwise would be entitled to receive a fractional share of Heartland Common Stock, an amount of cash (without interest) equal to the product of (a) the Average Closing Price multiplied by (b) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

2.4    Election Procedures.

(a)    Election Form. An election form (an “Election Form”) shall be mailed with the Proxy Statement to each holder of record of shares of Premier Valley Common Stock as of the record date for the Shareholder Meeting. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.4(c) and 2.4(d), (i) to elect to receive Heartland Common Stock with respect to all of such holder’s Premier Valley Common Stock (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Premier Valley Common Stock (a “Cash Election”), (iii) to elect to receive cash with respect to some of such holder’s shares and shares of Heartland Common Stock with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Premier Valley Common Stock. Shares of Premier Valley Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Premier Valley Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Premier Valley Common Stock as to which no election has been made are referred to herein as “No Election Shares.” Nominee record holders who hold Premier Valley Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No Election Shares. If a shareholder either (i) does not submit a properly completed Election Form in a timely fashion, (ii) revokes an Election Form prior to the Election Deadline (as defined herein) and does not resubmit a properly completed Election Form prior to the Election Deadline, or (iii) fails to perfect his, her or its right to dissent under applicable Law, the shares of Premier Valley Common Stock held by such shareholder shall be designated No Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares.

(b)    Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Pacific Time, on the Business Day that Heartland and Premier Valley mutually agree is approximately ten (10) Business Days prior to the Closing Date, or such other date as Heartland and Premier Valley shall mutually agree upon.

(c)    Effective Election. Any election to receive Heartland Common Stock and/or cash shall have been properly made only if Dubuque Bank & Trust Company (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of Premier Valley Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Heartland nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(d)    Allocation. The Exchange Agent shall effect the allocation among holders of Premier Valley Common Stock of rights to receive the Per Share Cash Consideration and/or the Per Share Stock Consideration in the Merger in accordance with the Election Forms as follows:

(i)Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Targeted Cash Consideration, then:

(1)	each Cash Election Share (subject to Section 2.7 with respect to Dissenting Shares) shall be converted into the right to receive the Per Share Cash Consideration;

(2)
No Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenting Shares) multiplied by the Per Share Cash Consideration equal the Targeted Cash Consideration. If less than all of the No Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.4(e), a sufficient number of No Election Shares into Cash Election Shares (“Cash Allocated No Election Shares”) such that the product of (A) the sum of the number of Cash Election Shares plus the number of Cash Allocated No Election Shares, multiplied by (B) the Per Share Cash Consideration equals the Targeted Cash Consideration, and all remaining No Election Shares shall thereafter be treated as Stock Election Shares;

(3)
if all of the No Election Shares are treated as Cash Allocated No Election Shares and the product of (x) the sum of the number of Cash Election Shares and No Election Shares, multiplied by (y) the Per Share Cash Consideration, is less than the Targeted Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.4(e), a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the product of (A) the sum of the number of Cash Election Shares plus the number of No Election Shares plus the number of Reallocated Cash Shares, multiplied by (B) the Per Share Cash Consideration equals the Targeted Cash Consideration, and each No Election Share and each Reallocated Cash Share will be converted into the right to receive the Per Share Cash Consideration; and

(4)	each Stock Election Share that is not a Reallocated Cash Share shall be converted into the right to receive the Per Share Stock Consideration.

(ii)Cash Consideration Oversubscribed. If the product of the number of Cash Election Shares multiplied by the Per Share Cash Consideration is greater than the Targeted Cash Consideration, then:

(1)	each Stock Election Share and each No Election Share shall be converted into the right to receive the Per Share Stock Consideration;

(2)
the Exchange Agent shall convert on a pro rata basis as described below in Section 2.4(e), a sufficient number of Cash Election Shares (excluding any Dissenting Shares) (“Reallocated Stock Shares”) such that product of (x) the number of remaining Cash Election Shares (including Dissenting Shares) multiplied by (y) the Per Share Cash Consideration equals the Targeted Cash Consideration, and each Reallocated Stock Share shall be converted into the right to receive the Per Share Stock Consideration; and

(3)
each Cash Election Share (subject to Section 2.7 with respect to Dissenting Shares) which is not a Reallocated Stock Share shall be converted into the right to receive the Per Share Cash Consideration.

(iii)Cash Consideration Satisfied. If the number of Cash Election Shares multiplied by the Per Share Cash Consideration is equal to the Targeted Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and each Cash Election Share (subject to Section 2.7 with respect to Dissenting Shares) shall be converted into the right to receive the Per Share Cash Consideration and each No Election Share and each Stock Election Shares will be converted into the right to receive the Per Share Stock Consideration.

(e)    Pro Rata Reallocations. In the event that the Exchange Agent is required (x) pursuant to Section 2.4(d)(i)(2), to convert some, but not all, No Election Shares into Cash Reallocated No Election Shares, (y) pursuant to 2.4(d)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, or (z) pursuant to Section 2.4(d)(ii)(2) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of such shares being converted shall be allocated a pro rata portion of the total Reallocated Shares.

2.5    Rights of Holders of Premier Valley Common Stock. At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the Premier Valley Common Stock (other than certificates representing Intercompany Shares and Dissenting Shares) shall be deemed for all purposes to evidence the right to receive the Merger Consideration, and the record holder of such outstanding stock certificate shall, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of Premier Valley Common Stock shall have been converted (if any) on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by Premier Valley containing the names and addresses of the holders of record of Premier Valley Common Stock at the Effective Time. No dividends which have been declared will be remitted to any Person entitled to receive shares of Heartland Common Stock under Section 2.4 until such Person surrenders the certificate representing Premier Valley Common Stock, at which time such dividends shall be remitted to such Person, without interest.

2.6    Payment/Exchange of Certificates.

(a)    Exchange Fund. On the Closing Date, Heartland shall deposit with its then serving registrar and transfer agent (the “Paying Agent”) for the benefit of holders of Premier Valley Common Stock (other than Dissenting Shares and Intercompany Shares): (i) cash or immediately available funds equal to the cash portion of the Merger Consideration less the product of the number of Dissenting Shares and the Per Share Cash Consideration; and (ii) certificates or book-entry securities representing the shares of Heartland Common Stock to be issued to the holders of Premier Valley Common Stock as part of the Merger Consideration, adjusted by the Stock Elections and Cash Elections received by the Exchange Agent prior to the Closing Date and adjusted for anticipated payments of the Fractional Share Amount (the “Exchange Fund”). The Exchange Fund shall be held by the Paying Agent for the benefit of holders of Premier Valley Common Stock (other than Dissenting Shares and Intercompany Shares). After the Closing Date, Heartland shall make additional deposits to the Exchange Fund, and the Paying Agent may return certificates or funds held by the Paying Agent, as may be necessary for the completion of the exchange of certificates representing Premier Valley Common Stock for the Merger Consideration in accordance with this Article. All fees, costs and expenses of the Paying Agent shall be borne by Heartland.

(b)    Paying Agent Deliveries. After completion of the allocation referred to in Section 2.4(d) and upon the Closing, Heartland will cause the Exchange Agent to deliver to the Paying Agent records showing the amount of Merger Consideration to be delivered to each holder of Premier Valley Common Stock (other than holders of Dissenting Shares or Intercompany Shares) as of the record date for the Shareholder Meeting in the form of cash and in the form of Heartland Common Stock, as computed in accordance with Section 2.4(d). Heartland shall cause Paying Agent to distribute to each former holder of a Premier Valley Common Stock (other than holders of Dissenting Shares or Intercompany Shares), letters of transmittal or other appropriate materials to facilitate the surrender of certificates representing such shares for the Merger Consideration. Each holder (other than a Dissenting Shareholder or holder of Intercompany Shares) of an outstanding certificate representing shares of Premier Valley Common Stock who has surrendered such certificate to the Paying Agent will, upon acceptance thereof by the Paying Agent, be entitled to (x) cash (without interest) to the extent such shares are converted into cash in accordance with Section 2.4(d), or (y) evidence of issuance in book entry form (if requested in writing of such holder), or a certificate or certificates representing, the number of whole shares of Heartland Common Stock, to the extent such shares are converted into Heartland Common Stock in accordance with Section 2.4(d), or both. If such holder’s shares of Premier Valley Common Stock have been converted into Heartland Common Stock, and Heartland has paid any distribution on Heartland Common Stock with a record date after the Effective Time and before the delivery of such evidence of book entry or certificates, the Paying Agent shall also deliver such distribution, without interest. The Paying Agent shall accept such stock certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to affect an orderly exchange thereof in accordance with normal exchange practices.

(c)    Failure to Surrender Certificates. If outstanding certificates formerly representing Premier Valley Common Stock (other than Dissenting Shares and Intercompany Shares) are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Heartland (and to the extent not in Heartland’s possession shall be paid over to Heartland), free and clear of any and all claims or interest of any Person. Notwithstanding the foregoing, neither Heartland nor any other Person shall be liable to any former holder of Premier Valley Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar Laws.

(d)    Lost Certificates. In the event that any certificate representing Premier Valley Common Stock shall have been lost, stolen or destroyed, Heartland shall pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to Heartland, the Merger Consideration; provided, however, that Heartland may, in its sole discretion and as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Heartland, Premier Valley or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

(e)    Full Satisfaction. All Merger Consideration issued and paid upon the surrender for exchange of Premier Valley Common Stock in accordance with the terms and conditions of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Premier Valley Common Stock.

(f)    Withholding. Each of Heartland and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Premier Valley Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Heartland or the Paying Agent, such withheld amounts (i) shall be timely remitted by Heartland to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Premier Valley Common Stock in respect of which such deduction and withholding was made by Heartland or Premier Valley, as the case may be.

2.7    Dissenting Shares.

(a)    Notwithstanding any provision of this Agreement to the contrary, any shares of Premier Valley Common Stock held by a holder (a “Dissenting Shareholder”) who has demanded and perfected such holder’s demand for purchase of his shares at fair market value in accordance with Chapter 13 of the CGCL, and as of the Effective Time has neither effectively withdrawn nor lost such holder’s right to such demand, shall not represent a right to receive Merger Consideration pursuant to Section 2.3 above, but in lieu thereof the holder thereof shall be entitled to only such rights as are granted by Chapter 13 of the CGCL. Heartland shall make any and all payments to holders of shares of Premier Valley Common Stock with respect to such demands.

(b)    Notwithstanding the provisions of Section 2.7(a) above, if any Dissenting Shareholder demanding purchase of such Dissenting Shareholder’s shares of Premier Valley Common Stock (“Dissenting Shares”) under Chapter 13 of the CGCL shall effectively withdraw or lose (through failure to perfect or otherwise) such shareholder’s right to demand purchase, then as of the Effective Time or the occurrence of such event, whichever later occurs, such Dissenting Shares shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.3.

(c)    Premier Valley shall give Heartland prompt notice of any demands by a Dissenting Shareholder for payment, or notices of intent to demand payment received by Premier Valley under Chapter 13 of the CGCL, and Heartland shall have the right to participate in all negotiations and proceedings with respect to such demands. Premier Valley shall not, except with the prior written consent of Heartland (which will not be unreasonably withheld or delayed) or as otherwise required by Law, make any payment with respect to, or settle, or offer to settle, any such demands.

2.8    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Heartland or at a location otherwise agreed upon by Premier Valley and Heartland. The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied but in any event within ten (10) Business Days after the date on which all such conditions have been satisfied, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)    Subject to the conditions set forth in this Agreement, on the Closing Date, Premier Valley will deliver to Heartland:

(i)    the certificate of Premier Valley, dated the Closing Date, required by Section 7.3(c);

(ii)    the certificate of Premier Valley, dated the Closing Date, required by Section 7.3(d);

(iii)    a certificate of Premier Valley dated the Closing Date (A) stating the number of Outstanding Premier Valley Shares, (B) stating that there are no other shares of Premier Valley capital stock, or options, warrants, rights to acquire, or securities convertible into or exchangeable for Premier Valley capital stock, outstanding as of the Closing Date, and (C) stating the number of Dissenting Shares;

(iv)duly executed copies of all Required Consents;

(v)the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of Premier Valley and any Subsidiary;

(vi)certificates dated as of a date not earlier than fifth (5th) Business Day prior to the Closing as to the good standing of Premier Valley executed by the appropriate officials of the State of California; and

(vii)such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of Premier Valley’s representations and warranties, (2) evidencing the performance and compliance by Premier Valley with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3(c) or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b)    Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to Premier Valley:

(i)    the certificate of Heartland, dated the Closing Date, required by Section 7.2(c);

(ii)    the certificate of Heartland, dated the Closing Date, required by Section 7.2(d);

(iii)    the certificate of Merger Sub, dated the Closing Date, required by Section 7.2(e);

(iv)    certificates, dated as of a date not earlier than the third Business Day prior to the Closing, as to the good standing of Merger Sub executed by the appropriate officials of the State of California;

(v)    such other certificates, documents and instruments that Premier Valley reasonably requests for the purpose of (1) evidencing the accuracy of Heartland’s representations and warranties, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

2.9    Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a)(1)(A) of the Code and this

Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until there is a determination, within the meaning of Section 1313 of the Code, that such treatment is not correct.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HEARTLAND

Heartland hereby represents and warrants to Premier Valley as follows:

3.1    Organization and Qualification. Heartland is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under the Bank Holding Company Act. Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a Material Adverse Effect on Heartland.

3.2    Authority Relative to this Agreement; Non-Contravention. Heartland has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Heartland and the consummation by Heartland of the transactions contemplated hereby have been duly authorized by the Board of Directors of Heartland, and no other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by Heartland and constitutes a valid and binding obligation of Heartland, enforceable in accordance with its terms, subject to the Remedies Exception. Heartland is not subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any Law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any Encumbrance on any of its or any of its subsidiaries’ assets would be created, by its execution, delivery and performance of this Agreement or the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a Material Adverse Effect on Heartland, or the consummation of the transactions contemplated hereby. Other than in connection with obtaining the Regulatory Approvals; approvals to issue the Heartland Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “1933 Act”), under state securities or blue sky Laws, and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the Nasdaq Stock Market, Inc. (the “NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); the filing with respect to the formation of Merger Sub of its Charter with the CDFI and with the Secretary of State of the State of California; and the filing with respect to the Merger of the Merger Certificate with the Secretary of State of the State of California, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Heartland or the consummation of the transactions contemplated hereby.

3.3    Validity of Heartland Common Stock. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance.

3.4    Capital Stock. The authorized capital stock of Heartland consists of 30,000,000 shares of Heartland Common Stock, par value $1.00 per share, and 200,000 shares of preferred stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock, 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock, and 81,698 shares have been designated Series C Fixed Rate Cumulative Perpetual Preferred Stock. As of March 31, 2015, (a) 20,586,477 shares of Heartland Common Stock were issued and outstanding (including 1,405 shares of Heartland Common Stock held in treasury), and 626,261 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland’s employee stock option, incentive, and employee stock purchase plans; (b) no shares of Series A Junior Participating Preferred Stock were issued and outstanding; (c) no shares of Series B Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding and (d) 81,698 shares of Series C Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding.

3.5    Exchange Act Reports.

(a)    Prior to the execution of this Agreement, Heartland has made available to Premier Valley complete and accurate copies of (i) Heartland’s Annual Reports on Form 10-K for the years ended December 31, 2012, 2013 and 2014, as amended (the “Heartland 10-K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2012, and (iii) Heartland’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (the “Heartland 10-Q Report”), as filed under the Exchange Act with the SEC. As of their respective dates, such documents (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (y) complied as to form in all material respects with the applicable Laws and rules and regulations of the SEC. Since January 1, 2012, Heartland has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.

(b)    The financial statements (including any footnotes thereto) contained in the Heartland 10-K Reports and the Heartland 10-Q Report were prepared in accordance with GAAP applied on a consistent basis during the periods involved and fairly present the consolidated financial position of Heartland and its subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

3.6    No Material Adverse Changes. Since March 31, 2015, and except as otherwise disclosed in reports filed with the SEC, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its subsidiaries, taken as a whole, that, taken together with other events, occurrences and developments with respect to such business, has had or would reasonably be expected to have a Material Adverse Effect; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of General Effects.

3.7    Regulatory Approvals. As of the date hereof, Heartland is not aware of any fact that would likely result in the Regulatory Approvals not being obtained, and neither Heartland nor any of its Subsidiaries is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, the “Bank Regulators”) that would, or could reasonably be expected to, impair the ability of Heartland or Merger Sub to obtain the Regulatory Approvals or to operate the Surviving Bank in the ordinary course of its business after the Merger.

3.8    Certain Tax Matters. Neither Heartland nor any Affiliate has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

3.9    Ownership of Premier Valley Common Stock. To its knowledge, neither Heartland nor any of its affiliates or associates (as such terms are defined under the Exchange Act), owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Premier Valley Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted).

3.10    Financial Ability. Heartland will require no additional financing in connection with the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Premier Valley hereby represents and warrants to Heartland that, except as described in the Disclosure Schedules:
4.1    Organization and Qualification. Premier Valley is a California corporation duly organized, validly existing and in good standing under the Laws of the state of California and authorized to transact business as a bank under the CFC. Premier Valley has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated, and to enter into and to carry on the business and activities now conducted by it. Premier Valley is an insured bank as defined in the

FDIA. Except for those subsidiaries set forth on Schedule 4.1 (the “Bank Subsidiaries”), Premier Valley does not own or control any Affiliate or Subsidiary. The nature of the business of Premier Valley does not require it to be qualified to do business in any jurisdiction other than the State of California. Except for the specific ownership interests in the entities set forth on Schedule 4.1, for securities held for investment or sale in Premier Valley’s securities portfolio, and for securities acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, Premier Valley has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity. Each Bank Subsidiary is a corporation or limited liability company duly organized and validly existing under the Laws of its jurisdiction of formation and in good standing under all Laws, rules, and regulations of any other jurisdiction in which the nature of its business or its ownership of property requires it to be qualified, except where the failure to be so qualified would not have a Material Adverse Effect. Each Bank Subsidiary has all requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. Premier Valley is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the outstanding securities of each Bank Subsidiary, free and clear of any liens, claims, Encumbrances, security interests or restrictions of any kind (other than transfer restrictions imposed by applicable federal and state securities Laws). The copies of the Charter and Bylaws, if applicable, of each of Premier and each Bank Subsidiary which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through the date hereof.

4.2    Authority Relative to this Agreement; Non-Contravention. Premier Valley has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Premier Valley and the consummation by Premier Valley of the transactions contemplated hereby have been duly authorized by the Board of Directors of Premier Valley and, other than the approval of the Merger by holders of a majority of the Premier Valley Common Stock (the “Required Premier Valley Shareholder Vote”), no other corporate proceedings on the part of Premier Valley are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by Premier Valley and constitutes a valid and binding obligation of Premier Valley, enforceable in accordance with its terms, subject to the Remedies Exception. Except as disclosed on Schedule 4.2, neither Premier Valley nor any Bank Subsidiary is subject to, or obligated under, any provision of (i) its Charter or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any Law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any Encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a Material Adverse Effect on Premier Valley, or the consummation of the transactions contemplated hereby. Other than the Regulatory Approvals and the filing of the Merger Certificate, no Governmental Authorization is necessary on the part of Premier Valley or any Bank Subsidiary for the consummation by Premier Valley of the transactions contemplated by this Agreement, except for such Governmental Authorizations as to which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Premier Valley, or the consummation of the transactions contemplated hereby.

4.3    Capitalization. The authorized, issued and outstanding capital stock of Premier Valley consists of (a) 30,000,000 shares of Premier Valley Common Stock, of which 12,304,025 shares are issued and outstanding, and (b) 10,000,000 shares of preferred stock, issuable in series, of which Premier Valley has not designated the rights, preferences, privileges and restrictions of any series and of which no shares are issued and outstanding. Except as set forth on Schedule 4.3, all of the issued and outstanding shares of capital stock of each of the Bank Subsidiaries are owned by Premier Valley, free and clear of any lien, pledge, security interest, encumbrance or charge of any kind, other than Encumbrances arising as a result of requisite regulatory approvals for transfer. The issued and outstanding shares of capital stock of each of Premier Valley and the Bank Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. Except as set forth in Schedule 4.3, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Premier Valley or any Bank Subsidiary to issue, sell, purchase or redeem any shares of their capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of their capital stock or of any of their subsidiaries or affiliates, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of the capital stock of Premier Valley or any Bank Subsidiary, or the earnings or other attributes of Premier Valley or any Bank Subsidiary.

4.4    Financial Statements. Premier Valley has furnished Heartland with copies of its audited consolidated balance sheets as of December 31, 2012, 2013 and 2014 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “Annual Financial Statements”). Premier Valley has furnished Heartland with copies of its unaudited consolidated balance sheets as of March 31, 2015 (the “Latest Balance Sheet”) and March 31, 2014, and the related statements of operations for the three-month periods then ended (including the Latest Balance Sheet, the “Unaudited Statements,” and together with the Annual Financial Statements, the “Premier Valley Financial Statements”). The Premier Valley Financial Statements are based upon the books and records of Premier Valley and the Bank Subsidiaries, and have been prepared in accordance with GAAP (except that the Unaudited Statements may not contain all notes and are subject to year-end adjustments none of which, except as disclosed on Schedule 4.4, are material). The Premier Valley Financial Statements fairly present the consolidated financial position of Premier Valley and Subsidiaries as of the dates thereof and the consolidated results of operations and, as applicable, changes in shareholders’ equity and cash flows for the periods then ended.

4.5    Absence of Undisclosed Liabilities. Except as reflected or expressly reserved against in the Latest Balance Sheet, neither Premier Valley nor any Bank Subsidiary has any Liability, and there is no basis for any present or future Litigation, charge, complaint, claim or demand against any of them giving rise to any Liability, except (a) a Liability that has arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business (none of which is a material uninsured Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law) or (b) obligations under any Contract listed on a Disclosure Schedule to this Agreement or under a Contract (including a credit commitment) not required to be listed on such a Disclosure Schedule. As of the date of this

Agreement, and except as set forth in Schedule 4.5, there are no agreements or commitments binding upon Premier Valley or any Bank Subsidiary to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in CFC Section 1480), of $500,000 or more.

4.6    Loans.

(a)    The documentation relating to each loan made by Premier Valley and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable Laws, rules and regulations (including, without limitation, Laws, rules and regulations relating to the extension of credit).

(b)    Except as shown on the books and records of Premier Valley as provided to Heartland on or prior to the date hereof, there are no loans, leases, other extensions of credit or commitments to extend credit of Premier Valley or any Bank Subsidiary that have been or, to the knowledge of Premier Valley, should have been classified by Premier Valley or any Bank Subsidiary as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. Premier Valley has disclosed all of the substandard, doubtful, loss, nonperforming or problem loans of Premier Valley on the internal watch list of Premier Valley, a copy of which as of March 31, 2015, has been provided to Heartland. In response to a request for information by Heartland, Premier Valley has provided to Heartland other written information concerning the loan portfolios of Premier Valley that is true, correct and complete in all material respects, and no material information with respect to the loan portfolios of Premier Valley has been withheld from Heartland.

4.7    Reports and Filings. Since January 1, 2012, each of Premier Valley and the Bank Subsidiaries has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Entity having jurisdiction over it, including the FDIC and the CDFI (together with all exhibits thereto, the “Premier Valley Regulatory Reports”). Premier Valley has provided or made available to Heartland copies of all of Premier Valley Regulatory Reports that that it may provide under applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each of Premier Valley Regulatory Reports was true and correct and complied in all material respects with applicable Law.

4.8    Books and Records. The books of account of Premier Valley and the Bank Subsidiaries are complete and correct and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of Premier Valley, and each document upon which entries in Premier Valley’s books and records are based is complete and accurate in all respects. Premier Valley and each Bank Subsidiary maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Premier Valley Financial Statements. The minute books and stock or equity records of each of Premier Valley and the Bank Subsidiaries, all of which have been made available to Heartland, are complete and correct, and contain accurate records of all meetings held and actions taken by the holders of stock or equity interests, the boards of directors and committees of the boards of directors or other governing body of each of Premier Valley and the Bank Subsidiaries, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books. At the Closing, all such books and records will be in the possession of Premier Valley.

4.9    No Material Adverse Changes. Except as set forth on Schedule 4.9, since the date of the Latest Balance Sheet, there has been no material adverse change in, and no event, occurrence or development in the business of Premier Valley that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a Material Adverse Effect on Premier Valley, or the ability of Premier Valley to consummate the transactions contemplated hereby; provided, however, that solely for purposes of this Section 4.9, a material adverse change or Material Adverse Effect shall not be deemed to include the impact of General Effects..

4.10    Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest Balance Sheet, the Unaudited Statements or on Schedule 4.10, since March 31, 2015, neither Premier Valley nor any Bank Subsidiary has:

(a)    issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business, and except common stock issued and sold upon exercise of options outstanding at March 31, 2015;
(b)    redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock or other securities;

(c)    split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of its capital stock or other securities;

(d)    incurred any Liability, whether due or to become due, other than in the Ordinary Course of Business and consistent with safe and sound banking practices;

(e)    discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and consistent safe and sound banking practices;

(f)    mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, (ii) for pledges of assets to secure public funds deposits, and (iii) for those assets and properties disposed of for fair value in the Ordinary Course of Business since March 31, 2015;

(g)    sold, transferred or otherwise disposed of any of its assets or canceled any material debts or claims or waived any rights of material value, other than in the Ordinary Course of Business and consistent with prudent banking practices;

(h)    suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect;

(i)    made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than as has been disclosed to Heartland;

(j)    made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by Law;

(k)    made any single or group of related capital expenditures or commitment therefor in excess of $100,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $100,000 for any individual lease or involves more than $200,000 for any group of related leases in the aggregate;

(l)    acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to Premier Valley;

(m)    taken any other action or entered into any other transaction other than in the Ordinary Course of Business;

(n)    made any change in its accounting methods or practices, other than changes required by Law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as Premier Valley, as the case may be; or

(o)    agreed to do any of the foregoing.

4.11    Properties.

(a)    The real properties owned by, or demised by the leases or subleases to, Premier Valley and the Bank Subsidiaries are listed on Schedule 4.11(a), and constitute all of the real property owned, leased (whether or not occupied and including any leases assigned or leased premises sublet for which Premier Valley remains liable), used or occupied by Premier Valley or any Bank Subsidiary. Schedule 4.11(a) also lists the real properties that are leased by Premier Valley to others.

(b)    Premier Valley owns good and marketable title to each parcel of real property identified on Schedule 4.11(b) as being owned by Premier Valley (the “Owned Real Property”), free and clear of any Encumbrance, except for Permitted Encumbrances.

(c)    The leases of real property listed on Schedule 4.11(c) as being leased by Premier Valley or any Bank Subsidiary (the “Leased Real Property” and together with the Owned Real Property is hereafter referred to as the “Real Property,” and the Real Property occupied by Premier Valley or any Bank Subsidiary in the conduct of their respective businesses is hereafter referred to as the “Operating Real Property”) are in full force and effect, and Premier Valley or a Bank Subsidiary holds a valid and existing leasehold interest under each of the leases for the term listed on Schedule 4.11(c). The Leased Real Property is subject to no Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease.

(d)    Each parcel of Operating Real Property has access sufficient for the conduct of the business as conducted by Premier Valley or a Bank Subsidiary on such parcel of Operating Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, telephone, fiberoptic, and other utilities used in the operation of the business at that location. The zoning for each parcel of Operating Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use. Neither Premier Valley nor any Bank Subsidiary is in violation of any applicable zoning ordinance or other Law relating to the Operating Real Property, and neither Premier Valley nor any Bank Subsidiary has received any written notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Operating Real Property. The buildings and other improvements are located within the boundary lines of each parcel of Operating Real Property and do not encroach over applicable setback lines. There are no improvements contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Operating Real Property

(e)    Each of Premier Valley and the Bank Subsidiaries has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or shown in the Latest Balance Sheet, free and clear of all Encumbrances, except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet.

(f)    Except as set forth in Schedule 4.11(f), all of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of Premier Valley are in good condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business. Premier Valley owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

4.12    Environmental Matters.

(a)    As used in this Section 4.12, the following terms have the following meanings:

(i)    “Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.

(ii)    “Environmental Law” means any Law, governmental authorization or governmental order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)    “Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Real Property to any Environmental Costs or Liability under any Environmental Law.

(iv)    “List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any governmental entity with respect to sites from which there has been a Release of Hazardous Materials.

(v)    “Regulatory Action” means any Litigation with respect to Premier Valley or any Subsidiary brought or instigated by any governmental entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi)    “Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii)    “Third-Party Environmental Claim” means any Litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)    No Third-Party Environmental Claim or Regulatory Action is pending or, to the knowledge of Premier Valley, threatened against Premier Valley or any Bank Subsidiary.

(c)    The Owned Real Property is not, and to Premier Valley’s knowledge the Leased Real Property is not, listed on a List.

(d)    All transfer, transportation or disposal of Hazardous Materials by Premier Valley or any Bank Subsidiary to properties not owned, leased or operated by Premier Valley or a Bank Subsidiary has been in compliance with applicable Environmental Law. Premier Valley has not transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)    To Premier Valley’s knowledge, no Owned Real Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)    There has not been any Release of any Hazardous Material by Premier Valley or any Bank Subsidiary, or any Person under their respective control, or to the knowledge of Premier Valley by any other Person, on, under, about, from or in connection with the Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Real Property from another location.

(g)    The Operating Real Property has been so used and operated in compliance with all applicable Environmental Law.

(h)    Each of Premier Valley and the other Subsidiaries has obtained all Governmental Authorizations relating to the Environmental Law necessary for the operations of Premier Valley and the Bank Subsidiaries and all such Governmental Authorizations relating to the Environmental Law are listed on Schedule 4.12(h). To Premier Valley’s knowledge, the Governmental Authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Each of Premier Valley and the Bank Subsidiaries has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Law.

(i)    No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Owned Real Property by Premier Valley or any Bank Subsidiary, or to Premier Valley’s knowledge, any other Person. The Owned Real Property contains no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. No aboveground or underground storage tanks are located on, under or about the Owned Real Property, or have been located on, under or about the Owned Real Property and then subsequently been removed or filled. If any such storage tanks exist on, under or about the Owned Real Property, such storage tanks have been duly registered with all appropriate governmental entities and are otherwise in compliance with all applicable Environmental Law.

(j)    To Premier Valley’s knowledge, no expenditure will be required in order for Heartland, Premier Valley or any Bank Subsidiary to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Owned Real Property in a manner consistent with the present operation thereof.

(k)    To Premier Valley’s knowledge, no Encumbrance has been attached or filed against Premier Valley or any Bank Subsidiary in favor of any Person for (i) any Liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

4.13    Tax Matters.

(a)    Except as disclosed on Schedule 4.13(a), each of Premier Valley and each Tax Affiliate, (i) has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any Governmental Entity, each of which was correctly completed and accurately reflected any Liability for Taxes of Premier Valley and any Tax Affiliate covered by such Return, (ii) has timely and properly paid (or had paid on its behalf) all Taxes actually due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) has established on Premier Valley’ books of account, in accordance with GAAP, adequate reserves for the payment of any Taxes not then due and payable and (iv) has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the remittance of withheld Taxes in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)    Each of Premier Valley and any Tax Affiliate has made (or caused to be made on its behalf) all estimated tax payments required to have been made to avoid any underpayment penalties.

(c)    There are no Encumbrances for Taxes upon any assets of Premier Valley or any Tax Affiliate, except Encumbrances for Taxes not yet due.

(d)    Other than Returns relating to the 2014 tax year, neither Premier Valley nor any Tax Affiliate has requested any extension of time within which to file any Return, which Return has not since been filed.

(e)    No deficiency for any Taxes has been proposed, asserted or assessed against Premier Valley or any Tax Affiliate that has not been resolved and paid in full. No waiver, extension or comparable consent given by Premier Valley or any Tax Affiliate regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. Except as set forth on Schedule 4.13(e), there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return for any Tax year subsequent to the year ended December 31, 2010, nor is any such Tax audit or other proceeding pending, nor has there been any notice to Premier Valley or any Tax Affiliate by any Governmental Entity regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. There are no outstanding subpoenas or requests for information with respect to any of the Returns of Premier Valley or any Tax Affiliate. Neither Premier Valley

nor any Tax Affiliate has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.

(f)    Any Taxes which have accrued, but for which payment is not yet required, have been adequately reserved for in the Premier Valley Financial Statements or any Tax Affiliate, and are properly reflected in such financial statements.

(g)    Schedule 4.13(g) lists all federal, state, local and foreign income Returns filed with respect to Premier Valley or any Tax Affiliate for taxable periods ended on or after December 31, 2010, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. True and complete copies of the Returns of Premier Valley and all Tax Affiliates, as filed with the IRS and all state tax jurisdictions for the years ended December 31, 2010, 2011, 2012 and 2013 have been delivered to Heartland.

(h)    Neither Premier Valley nor any Tax Affiliate has any Liability for Taxes in a jurisdiction where it does not file a Return, nor has Premier Valley or any Tax Affiliate received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(i)    Neither Premier Valley nor any Tax Affiliate is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by Premier Valley or any Tax Affiliate that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(j)    No property of Premier Valley or any Tax Affiliate is (i) property that Premier Valley or any Tax Affiliate is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(k)    Neither Premier Valley nor any Tax Affiliate is required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of Law) by reason of a voluntary change in accounting method or otherwise, and the IRS has not proposed any such adjustment or change in accounting method.

(l)    All transactions that could give rise to an underpayment of tax (within the meaning of Section 6662 of the Code) were reported by Premier Valley and each Tax Affiliate in a manner for which there is substantial authority or were adequately disclosed on the Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(m)    Neither Premier Valley nor any Tax Affiliate is a party to any Tax allocation or sharing agreement with any entity that is not a Tax Affiliate.

(n)    Neither Premier Valley nor any Bank Subsidiary (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was Premier Valley) or (ii) has any Liability for the Taxes of any Person (other than Premier Valley or any Bank Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.

(o)    Neither Premier Valley nor any Bank Subsidiary constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) that took place during the two-year period ending on the date of this Agreement or (ii) that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the purchase of the Shares.

(p)    None of the indebtedness of Premier Valley or any Tax Affiliate constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Code.

(q)    Neither Premier Valley nor any Tax Affiliate has engaged in any transaction that is subject to disclosure under present or former Treasury Regulations Sections 1.6011-4 or 1.6011-4T, as applicable.

(r)    There is no Contract, plan or arrangement, including this Agreement, by which any current or former employee of Premier Valley or any Bank Subsidiary would be entitled to receive any payment from Premier Valley or any Bank Subsidiary as a result of the transactions contemplated by this Agreement that would not be deductible pursuant to Section 404 or 162(m) of the Code.

(s)    Neither Premier Valley nor any Tax Affiliate has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(t)    Neither Premier Valley nor any Tax Affiliate is subject to accumulated earnings tax penalty or has received any notification regarding a personal holding company tax.

(u)    Neither Premier Valley nor any Tax Affiliate has a permanent establishment or otherwise has an office or fixed place of business outside the United States of America.

(v)    Neither Premier Valley nor any Tax Affiliate has participated in any confidential corporate tax shelter (within the meaning of Treasury Regulation §301.6111-2(a)(2)) or a potentially abusive tax shelter (within the meaning of Treasury Regulation §301.6112-1(b)).

(w)    Neither Premier Valley nor any Affiliate has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this

Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

4.14    Contracts and Commitments.

(a)    Schedule 4.14(a) lists the following Contracts to which Premier Valley or any Bank Subsidiary is a party or subject or by which it is bound (with the Contracts required to be listed on Schedule 4.14(a), the “Material Contracts”):

(i)    any employment, agency, collective bargaining Contract or consulting Contract;

(ii)    any written or oral contract relating to any severance pay for any Person;

(iii)    any written or oral agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date;

(iv)    any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $100,000 for any individual contract or $200,000 for any group of related contracts in the aggregate, or (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the Ordinary Course of Business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $50,000 for any individual contract or $100,000 in the aggregate for any group of related contracts,

(v)    any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit Premier Valley or any Bank Subsidiary from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(vi)    any stock purchase, stock option or stock incentive plan;

(vii)    any Contract for capital expenditures in excess of $100,000;

(viii)    any other Contract material to the business of Premier Valley which is not entered into in the Ordinary Course of Business.

(a)    Except as disclosed on Schedule 4.14(b), (i) each of Premier Valley and the Bank Subsidiaries has performed all obligations required to be performed by it prior to the date hereof in connection with the Contracts set forth on Schedule 4.14(a), and neither Premier Valley nor any Bank Subsidiary is in receipt of any claim of default under any Contract set forth on Schedule 4.14(a), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Premier Valley; (iii) neither Premier Valley nor any Bank Subsidiary has any present expectation or intention of not fully performing any material obligation pursuant to any Contract set forth on Schedule 4.14(a); and (iv) to the best knowledge of Premier Valley, there has been no cancellation, breach or anticipated breach by any other party to any Contract set forth on Schedule 4.14(a), except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect on Premier Valley.

4.15    Litigation. Schedule 4.15 lists all Litigation pending or, to the Knowledge of Premier Valley, threatened against Premier Valley or any Bank Subsidiary and each Governmental Order to which Premier Valley or any Bank Subsidiary is subject. None of the matters set forth on Schedule 4.15, individually or in the aggregate, will have or could reasonably be expected to have a Material Adverse Effect on the business, operations or financial condition of Premier Valley and the Subsidiaries.

4.16    No Brokers or Finders. Except as provided in the letter agreement dated February 13, 2014, as amended on May 4, 2015, between Premier Valley and Sandler O’Neill & Partners, L.P. (“Sandler”), there are no claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of Premier Valley or any Subsidiary.

4.17    Employees.

(a)    Schedule 4.17(a) lists each employee of Premier Valley or any Bank Subsidiary as of the date of this Agreement, and indicates for each such employee, and in the aggregate, (i) whether such employee is full-time, part-time or on temporary status, (ii) whether such employee is a salaried employee, (iii) the employee’s annual salary, wages and any other compensation payable (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), (iv) the date of commencement of the employee’s employment, and (v) the employee’s position. To Premier Valley’s knowledge, and except as set forth in Schedule 4.17(a), no executive employee of Premier Valley or any Bank Subsidiary and no group of employees of Premier Valley or any Bank Subsidiary has any plans to terminate his, her or their employment. Each of Premier Valley and the other Subsidiaries has complied in all material respects with all applicable Laws relating to employment and employment practices and those relating to the calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including Laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or otherwise), affirmative action and other hiring practices, occupational safety and health, workers compensation, unemployment, the payment of social security and other Taxes, and unfair labor practices under the National Labor Relations Act or applicable state Law. Neither Premier Valley nor any Bank Subsidiary has any labor relations problem pending or, to the knowledge of Premier Valley, threatened and its labor relations are satisfactory. There are no workers’ compensation claims pending against Premier Valley or any Bank Subsidiary or, to the knowledge of Premier Valley, any facts that would give rise to such a claim. To Premier Valley’s knowledge, no employee of Premier Valley or any Bank Subsidiary is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of Premier Valley.

(b)    Schedule 4.17(b) lists each employee of Premier Valley or any Bank Subsidiary as of the date of this Agreement who holds a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that Premier Valley or any Bank Subsidiary provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Department”) in the application for such Work Permit was true and complete in all material respects. Premier Valley or a Bank Subsidiary received the appropriate notice of approval from the Department with respect to each such Work Permit. Neither Premier Valley nor any Bank Subsidiary has received any notice from the Department that any Work Permit has been revoked. There is no action pending or, to the knowledge of Premier Valley, threatened to revoke or adversely modify the terms of any of the Work Permit. Except as set forth in Schedule 4.17(b), no employee of Premier Valley or any Bank Subsidiary is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each employee of Premier Valley or any Bank Subsidiary hired after November 6, 1986, Premier Valley or such Bank Subsidiary has retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable Law.

(c)    With respect to the employment of all terminated former employees of Premier Valley since January 1, 2012, the employment of all terminated former employees of Premier Valley and all Bank Subsidiaries has been terminated in accordance with any applicable contract terms and applicable Law, and neither Premier Valley nor any Bank Subsidiary has any Liability under any Contract or applicable Law toward any such terminated employee. Except as set forth in Schedule 4.17(c), the transactions contemplated by this Agreement will not cause Premier Valley or any Bank Subsidiary to incur or suffer any Liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(d)    All loans that Premier Valley or any Bank Subsidiary have outstanding to any employee were made in the Ordinary Course of Business on the same terms as would have been provided to a Person not Affiliated with Premier Valley, and all such loans with a principal balance exceeding $500,000, or that are nonaccrual or on a watch list, are set forth in Schedule 4.17(d).

(e)    Within the last five years, neither Premier Valley nor any Bank Subsidiary has experienced and, to the knowledge of Premier Valley, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the knowledge of Premier Valley, threatened. No Litigation is pending or, to the knowledge of Premier Valley, threatened respecting or involving any applicant for employment, any current employee or any former employee, or any class of the foregoing, including:

(i)    the Equal Employment Opportunity Commission or any other corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;

(ii)    the United States Department of Labor or any other corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;

(iii)    the Occupational Safety and Health Administration or any other corresponding state or local agency relating to any claim or charge concerning employee safety or health;

(iv)    the Office of Federal Contract Compliance or any corresponding state agency; and

(v)    the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation,

and there is no reasonable basis for any such Litigation.
(f)    No employee of Premier Valley or any Bank Subsidiary is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated with Premier Valley or any Bank Subsidiary.

(g)    Each of Premier Valley and the Bank Subsidiaries has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(h)    In the past two (2) years there has been no “mass layoff” or “plant closing” by Premier Valley or any Bank Subsidiary as defined in the Federal Workers Adjustment Retraining and Notification Act (“WARN”) or state Law equivalent, or any other mass layoff that would trigger notice pursuant to WARN or state Law equivalent, and no such program has been adopted by Premier Valley any Bank Subsidiary or publicly announced.
4.18    Employee Benefit Plans.

(a)    Schedule 4.18 sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan, and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) Plan that is or is intended to be tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any Premier Valley or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of Premier Valley, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(b)    Schedule 4.18(b) sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with Premier Valley or any Bank Subsidiary within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with Premier Valley or any Bank Subsidiary within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of persons providing services to Premier Valley or any Bank Subsidiary as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which Premier Valley or any Bank Subsidiary is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.

(c)    Premier Valley has furnished Heartland with true and complete copies of: (i) the most recent determination letter, if any, received by Premier Valley or any Bank Subsidiary from the Internal Revenue Service regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the Internal Revenue Service that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the SEC); (iv) the financial statements for each Plan for the three most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including but not limited to reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related contracts and documents (including any employee summaries and material employee communications) with respect to each Plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.

(d)    Schedule 4.18(d) identifies each employee of Premier Valley or any Bank Subsidiary who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.

(e)    With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 4.18(e) identifies: (i) each employee, former employee or qualifying beneficiary who has elected continuation; and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(f)    (i) All Plans intended to be tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified; (ii) all trusts established in connection with Plans which are intended to be tax exempt under Section 501(a) or (c) of the Code have received a determination letter stating that they are so tax exempt; (iii) to the extent required either as a matter of Law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iv) all Plans have been administered materially in accordance with the documents and instruments governing the Plans; (v) all reports and filings with governmental agencies (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made; (vi) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects; and (vii) each of Premier Valley and the Subsidiaries, including Premier Valley, has made a good faith effort to comply with the reporting and taxation requirements for FICA taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(g)    (i) All contributions, premium payments and other payments required to be made in connection with the Plans have been made, (ii) a proper accrual has been made on the books of account of Premier Valley for all contributions, premium payments and other payments due in the current fiscal year, (iii) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise) and (iv) with respect to each Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code, Premier Valley is not liable for any “accumulated funding deficiency” as that term is defined in Section 412 of the Code and the projected benefit obligations do not exceed the assets of the Plan.

(h)    Absence of certain claims. Except as disclosed on Schedule 4.18(h):

(i)    no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any Plan other than routine uncontested claims for benefits;

(ii)    the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary;

(iii)    the consummation of the transactions contemplated by this Agreement will not: (A) entitle any current or former employee of Premier Valley or any Bank Subsidiary to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)    Premier Valley has not been notified that any Plan is currently under examination or audit by the Department of Labor, the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the SEC;

(v)    to Premier Valley’s knowledge, neither Premier Valley nor any Bank Subsidiary has any actual or potential Liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating;

(vi)    to Premier Valley’s knowledge, neither Premier Valley nor any Bank Subsidiary any has any actual or potential Liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and

(vii)    with respect to the Plans, to Premier Valley’s knowledge, neither Premier Valley nor any Bank Subsidiary has any Liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any Liability for): (A) any excise taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law.

(i)    Except as disclosed on Schedule 4.18(i):

(i)    all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of Premier Valley and any Bank Subsidiary;

(ii)    no condition, agreement or Plan provision limits the right of Premier Valley or any Subsidiary to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and

(iii)    neither Premier Valley nor any Bank Subsidiary has any Liability for life insurance, death or medical benefits after separation from employment other than: (A) death benefits under the Plans identified on Schedule 4.18(a), or (B) health care continuation benefits described in Section 4980B of the Code.

(j)    Each Plan, or other nonqualified deferred compensation plan, that is subject to Section 409A of the Code has been designed and has been administered in compliance with Section 409A and the Treasury Regulations thereunder

4.19    Insurance. Each of Premier Valley and the Bank Subsidiaries has at all times maintained insurance relating to its business and covering property, fire, casualty, liability, workers’ compensation and all other forms of insurance customarily obtained by businesses in the same industry. Such insurance (i) is in full force and effect, (ii) is sufficient for compliance with all requirements of applicable Law and of any Contract to which Premier Valley or any Bank Subsidiary is subject, (iii) is valid and enforceable, (iv) insures against risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated and (v) provides adequate insurance coverage for the activities of each of Premier Valley and the Bank Subsidiaries. Schedule 4.19 hereto lists each insurance policy maintained by Premier Valley or any Bank Subsidiary with respect to its properties and assets.

4.20    Affiliate Transactions. Except as set forth on Schedule 4.17(d) or Schedule 4.20, neither Premier Valley nor any Bank Subsidiary, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such Persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other agreement with Premier Valley or any Bank Subsidiary (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Premier Valley or any Bank Subsidiary.

4.21    Compliance with Laws; Permits. Each of Premier Valley and the Bank Subsidiaries has complied in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including, without limitation, the Bank Holding Company Act, the FDIA, the CFC, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting banks and banking; and no claims have been filed by any Governmental Entity against Premier Valley or the Bank Subsidiaries alleging such a violation of any such Law which have not been resolved to the satisfaction of such Governmental Entity; and no claims have been filed by any such governments or agencies against Premier Valley or any Bank Subsidiary alleging such a violation of any such Law or regulation which have not been resolved to the satisfaction of such governments or agencies. Each of Premier Valley and the Bank Subsidiaries holds all of Governmental Authorizations required for the conduct of its business. Neither Premier Valley nor any Bank Subsidiary is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, any Bank Regulators, nor have any of Premier

Valley or any Bank Subsidiaries been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

4.22    Administration of Fiduciary Accounts. Premier Valley has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable state and federal Law and regulation and common law. None of Premier Valley, the Bank Subsidiaries or any of their respective officers or directors has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of Premier Valley or the Bank Subsidiaries and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

4.23    Regulatory Approvals. As of the date hereof, Premier Valley is not aware of any fact that would likely result in the regulatory approvals specified in Section 6.1 not being obtained.

4.24    Interest Rate Risk Management Instruments.

(a)    Schedule 4.24(a) sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Premier Valley is a party or by which any of their properties or assets may be bound. Premier Valley has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.

(b)    All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Premier Valley is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the knowledge of Premier Valley, in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Each of Premier Valley and the Bank Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to the knowledge of Premier Valley, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.25    Disclosure. The representations and warranties of Premier Valley contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to Premier Valley which has not been disclosed to Heartland pursuant to this Agreement and the

Schedules hereto which would have or would reasonably be expected to have a Material Adverse Effect on Premier Valley or the consummation of the transactions contemplated hereby.

4.26    Fairness Opinion. The Board of Directors of Premier Valley has received the opinion of Sandler, financial advisor to the Board of Directors of Premier Valley, dated as of the date of this Agreement, to the effect that the Merger Consideration is fair to the shareholders of Premier Valley from a financial point of view, and such opinion is in a form and substance reasonably satisfactory to the Board of Directors of Premier Valley.

ARTICLE 5
CONDUCT OF PREMIER VALLEY BUSINESS PENDING THE MERGER

5.1    Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.1, or disclosed in the Disclosure Schedules:

(a)    the business of Premier Valley and the Bank Subsidiaries shall be conducted only in, and neither Premier Valley nor any Bank Subsidiary shall take any action except in, the Ordinary Course of Business and in accordance with all applicable Laws;

(b)    each of Premier Valley and the Bank Subsidiaries will (i) preserve its business organization and goodwill, and will use reasonable commercial efforts to keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii) subject to applicable Laws, confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as requested by Heartland and (iii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by Premier Valley in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty;

(c)    neither Premier Valley nor any Bank Subsidiary shall, directly or indirectly,

(i)    amend or propose to amend its Charter or Bylaws;

(ii)    issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the Ordinary Course of Business, and except for Premier Valley Common Stock issued upon exercise of options outstanding as of the date hereof;

(iii)    redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of or any other ownership interest in Premier Valley or any Bank Subsidiary;

(iv)    split, combine or reclassify any outstanding shares of capital stock of Premier Valley or any Bank Subsidiary;

(v)    declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of Premier Valley; provided that Premier Valley shall be permitted to pay dividends on the Premier Valley Common Stock on a quarterly basis in an amount per share not greater than the amount paid in the quarter ended March 31, 2015, and at times during each quarter that are consistent with its declaration and payment of dividends in previous years;

(vi)    borrow any amount or incur or become subject to any material Liability, except in the Ordinary Course of Business;

(vii)    discharge or satisfy any material Encumbrance on its properties or assets or pay any material Liability, except in the Ordinary Course of Business;

(viii)    sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; provided, that any such sale, assignment or transfer of any Operating Real Property shall not be considered in the Ordinary Course of Business, (B) Permitted Encumbrances and (C) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(ix)    cancel any material debt or claims or waive any rights of material value, except in the Ordinary Course of Business;

(x)    acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or any Real Property or assets or deposits that are material to Premier Valley, except in exchange for debt previously contracted, including OREO;

(xi)    other than as set forth on Schedule 4.10, make any single or group of related capital expenditures or commitments therefor in excess of $100,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $150,000 for any individual lease or involves more than $200,000 for any group of related leases in the aggregate; or

(xii)    change any of its methods of accounting in effect on the date of the Latest Balance Sheet date, other than changes required by GAAP;

(xiii)    cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiv)    enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the case of compensation increases only, in the Ordinary Course of Business; provided that any increase in compensation to any director, officer or management employee individually, or to employees as a group, that, when combined with all previous increases in compensation for the current calendar year, other than as disclosed on Schedule 5.1(c), would exceed five percent (5%), shall not be considered in the Ordinary Course of Business and shall require consultation with Heartland;

(xv)    amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated hereunder or by Law or as disclosed on Schedule 4.18(a);

(xvi)    enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.1(c); or

(xvii)    make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with Premier Valley’s lending policies as disclosed to Heartland, and Premier Valley shall not make any agreements or commitments binding it to extend credit in an amount in excess of $2,000,000 without providing Heartland with a copy of the loan underwriting analysis and credit memo of Premier Valley with respect to the proposed loan, and consulting with Heartland respecting such credit and the basis of Premier Valley’s credit decision.

5.2    Access to Information; Confidentiality.

(a)    Premier Valley shall permit, and shall cause the Bank Subsidiaries to permit, Heartland full access on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Premier Valley and the Bank Subsidiaries including, without limitation, all books of account (including, without limitation, the general ledgers), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files (including, without limitation, legal research memoranda), documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including, without limitation, its interest in planning for integration and transition with respect to the business of Premier Valley and the Bank Subsidiaries; provided, however, that the foregoing rights granted to Heartland shall in no way affect the nature or scope of the representations, warranties and covenants of Premier Valley set forth herein. In addition, Premier Valley shall cause Premier Valley and the Bank Subsidiaries to instruct their officers, employees, counsel and accountants to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the business of Premier Valley and the other Subsidiaries with the business of Heartland and its affiliates. Premier Valley shall permit Heartland and its employees or agents access to its data processing network at reasonable times prior to Closing in order to enable Heartland to prepare for data conversion and integration, including, without limitation, the ability to conduct a network security assessment, all at the sole cost of Heartland.

(b)    Any confidential information or trade secrets of Premier Valley or any Bank Subsidiary received by Heartland, its employees or agents in the course of the consummation of the Merger shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by Heartland or, at Premier Valley’s request, returned to Premier Valley if this Agreement is terminated as provided in Article 8. Such information shall not be used by Heartland or its agents to the detriment of Premier Valley or any Bank Subsidiary.

5.3    Notice of Developments. Premier Valley will promptly notify Heartland of any emergency or other change in the Ordinary Course of Business of Premier Valley or any Bank Subsidiary or the commencement or threat of any material Litigation. Premier Valley will promptly notify Heartland in writing if it should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any respect. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

5.4    Certain Loans and Related Matters. Premier Valley will furnish to Heartland a complete and accurate list as of the end of each calendar month following the date of this Agreement, within twenty (20) Business Days after the end of each such calendar month, of (a) all of Premier Valley’s periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of Premier Valley classified as non-accrual, as restructured, as ninety (90) days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $100,000; (e) any current repurchase obligations of Premier Valley with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by Premier Valley. With respect to any loans or agreements or commitments to extend credit to one borrower that aggregate, with other loans to the same borrower, more than $500,000, Premier Valley shall deliver to Heartland, or make accessible to Heartland through remote communication, on or before delivery of such monthly credit reports, or as soon as practicable thereafter, copies of the documentation, or a summary of the documentation, that served as the basis for the decision to make such loan or extension of credit.

5.5    Monthly Financial Statements and Employment Changes. Premier Valley shall furnish Heartland with Premier Valley’s balance sheets as of the end of each calendar month following the date of this Agreement and the related statements of income, within twenty (20) Business Days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the Unaudited Statements and on a consistent basis during the periods involved and shall fairly present the financial position of Premier Valley as of the dates thereof and the results of operations of Premier Valley for the periods then ended. Premier Valley shall also provide to Heartland, promptly and in any event within twenty (20) days of the end of each month after the date of this Agreement, a listing of any increases in compensation granted to employees generally and to any management employee specifically, and a list of any employment terminations or new hires.

5.6    Consents and Authorizations. Premier Valley will use commercially reasonable efforts to obtain (at no cost or burden to Heartland), prior to Closing, all Consents listed on Schedule 5.6 (the “Required Consents”). Premier Valley will keep Heartland reasonably advised of the status of obtaining the Required Consents and Heartland will reasonably cooperate with Premier Valley to obtain the Required Consents.

5.7    Filing of Tax Returns and Adjustments

(a)    Premier Valley and the Bank Subsidiaries shall file (or cause to be filed) at their own expense, on or prior to the due date, all Returns, including all Plan Returns and reports, for all Tax periods ending on or before the Effective Time where the due date for such Returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Time; provided, however, that neither Premier Valley nor any Bank Subsidiary shall file any such Returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with Heartland; provided, further, that neither Premier Valley nor any Bank Subsidiary shall make any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of Heartland. In the event the granting or withholding of such approval by Heartland results in additional Taxes owing for any Tax period ending on or before the Effective Time, Liability for such additional Taxes shall not cause any representation of Premier Valley relating to Taxes to be untrue, and to the extent such Liability would otherwise result in a reduction in the Tangible Equity at Closing, such Liability shall be ignored for purposes of Section 6.9. Premier Valley shall provide Heartland with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax Return or election of Premier Valley and the Subsidiaries (including returns of all Plans) at least ten (10) days before filing such return or election and shall reasonably cooperate with any request by Heartland in connection therewith.

(b)    Heartland, in its sole and absolute discretion and at its sole expense, will file (or cause to be filed) all Returns of Premier Valley and the other Subsidiaries due after the

Effective Time. After the Effective Time, Heartland, in its sole and absolute discretion and to the extent permitted by Law, shall have the right to amend, modify or otherwise change all Returns of Premier Valley and the other Subsidiaries for all Tax periods. To the extent Heartland amends any such Returns, other than an amendment at the request of the applicable federal, state, local or foreign Tax authority, and such amendment results in additional Taxes owing for any Tax period ending on or before the Effective Time, such additional Taxes shall not cause any representation of Premier Valley relating to Taxes to be untrue.

5.8    No Solicitation.

(a)    Neither Premier Valley nor any Bank Subsidiary will, and they will each use their best efforts to cause its representatives not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Premier Valley or any Bank Subsidiary to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required Premier Valley Shareholder Vote, this Section 5.8(a) will not prohibit Premier Valley from furnishing nonpublic information regarding Premier Valley to, or entering into discussions or negotiations with, any Person in response to a Superior Proposal that is submitted to Premier Valley by such Person (and not withdrawn) if (1) neither Premier Valley nor any Bank Subsidiary nor any of their respective representatives have violated any of the restrictions set forth in this Section 5.8, (2) the Board of Directors of Premier Valley concludes in good faith, after having consulted with and considered the advice of outside counsel to Premier Valley, that such action is required in order for the Board of Directors of Premier Valley to comply with its fiduciary obligations to Premier Valley’s shareholders under applicable Law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Premier Valley gives Heartland written notice of the identity of such Person and of Premier Valley’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and Premier Valley receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Premier Valley and (4) at least two Business Days prior to furnishing any such nonpublic information to such Person, Premier Valley furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by Premier Valley to Heartland). Without limiting the generality of the foregoing, Premier Valley acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any representative of Premier Valley or any Bank Subsidiary, whether or not such representative is purporting to act on behalf of Premier Valley, will be deemed to constitute a breach of this Section 5.8 by Premier Valley.

(b)    Premier Valley will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Heartland orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Premier Valley or any Bank Subsidiary (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. Premier Valley will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto. Premier Valley shall promptly notify Heartland in writing upon determination by Premier Valley’s Board of Directors that an Acquisition Proposal is a Superior Proposal (such notice, a “Superior Proposal Notice”). If requested by Heartland, Premier Valley shall engage in good faith negotiations with Heartland during the five (5) Business Day period commencing upon Premier Valley’s delivery of the Superior Proposal Notice (the “Negotiation Period”) with respect to any counterproposal Heartland may make in response to such Acquisition Proposal (“Counterproposal”) (it being understood and agreed that Heartland is not obligated to make any Counterproposal). Premier Valley agrees that if, during the Negotiation Period the third party making the Acquisition Proposal that is the subject of the Superior Proposal Notice modifies a material term of its Acquisition Proposal, such modification shall require a new notice and the Negotiation Period shall recommence. If, at the end of the Negotiation Period, the Board of Directors of Premier Valley determines in good faith, after taking into account any Counterproposal by Heartland and all amendments or revisions proposed by Heartland and after consultation with Premier Valley’s financial advisor, that such Acquisition Proposal remains a Superior Proposal, it shall promptly notify Heartland in writing and may exercise its right to terminate this Agreement pursuant to Section 8.1(c)(ii) or change its Board Recommendation pursuant to Section 6.2(a).

(c)    Subject to Sections 5.8(a) and (b) above, Premier Valley and each Bank Subsidiary will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)    Premier Valley will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Premier Valley or any Bank Subsidiary is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland. Premier Valley will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of Premier Valley.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS

6.1    Filings and Regulatory Approvals. Heartland and Premier Valley will use commercially reasonable efforts and will cooperate with each other in the preparation and filing of, and Heartland will file, as soon as practicable after the date of this Agreement, all applications or other documents required to obtain Regulatory Approvals and consents from the

FDIC and the CDFI for the Merger under the Bank Merger Act and the CFC, and from the FRB under the Bank Holding Company Act, and any other applicable regulatory authorities, and provide copies of the non-confidential portions of such applications, filings and related correspondence to the other party. Prior to filing each application, registration statement or other document with the applicable regulatory authority, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement shall be designated as confidential portions of such applications. Each party will use all reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

6.2    Shareholder Approval; Registration Statement; NASDAQ Listing.
(a)    Premier Valley shall call a meeting of its shareholders (the “Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and shall schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement (as defined in Section 6.2(b)) is declared effective. The Board of Directors of Premier Valley shall recommend that the shareholders approve this Agreement and the Merger (the “Board Recommendation”), and shall use its best efforts (including, without limitation, soliciting proxies for such approval) to obtain the Required Premier Valley Shareholder Vote. The Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the Board of Directors of Premier Valley or any committee thereof to withdraw or modify the Board Recommendation in a manner adverse to Heartland may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required Premier Valley Shareholder Vote, the Premier Valley Board of Directors may withdraw, qualify or modify the Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of Section 5.8 of this Agreement, if the Premier Valley Board of Directors determines in good faith, after consultation with outside counsel, that failure to do so would be likely to result in a breach of fiduciary duties under applicable law (a “Change of Board Recommendation”). In determining whether to make a Change of Board Recommendation in response to a Superior Proposal or otherwise, the Premier Valley Board of Directors shall take into account any changes to the terms of this Agreement proposed by Heartland or any other information provided by Heartland in response to such notice.

(b)    For the purposes of (i) holding the Shareholder Meeting and (ii) registering Heartland Common Stock to be issued to holders of Premier Valley Common Stock in connection with the Merger with the SEC and with applicable state securities authorities, Heartland shall prepare, with the cooperation of Premier Valley, a registration statement on Form S-4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which shall include a prospectus/proxy statement satisfying all applicable requirements of the 1933 Act, the Exchange Act and applicable Blue Sky Laws (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement”).

(c)    Heartland shall furnish such information concerning Heartland and Merger Sub as is necessary in order to cause the Proxy Statement and the Registration Statement, insofar as they relate to Heartland or Merger Sub, to be prepared in accordance with Section 6.2(b). Heartland agrees promptly to notify Premier Valley if at any time prior to the Shareholder Meeting any information provided by Heartland in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)    Premier Valley shall furnish Heartland with such information concerning Premier Valley and the Bank Subsidiaries as is necessary in order to cause the Proxy Statement and the Registration Statement, insofar as it relates to Premier Valley and the Subsidiaries, to be prepared in accordance with Section 6.2(b), including, without limitation, the opinion of counsel as to tax matters required to be filed as an exhibit thereto. Premier Valley agrees promptly to notify Heartland if at any time prior to the Shareholder Meeting any information provided by Premier Valley in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.

(e)    Heartland shall promptly, and in any event within twenty (20) days of receipt from Premier Valley pursuant to Section 6.2(d) of all portions of such Registration Statement requiring information relating to Premier Valley and the other Subsidiaries, file the Registration Statement with the SEC and applicable state securities agencies. Heartland shall use commercially reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and applicable Blue Sky Laws at the earliest practicable date. Premier Valley hereby authorizes Heartland to utilize in the Registration Statement the information concerning Premier Valley and the Bank Subsidiaries provided to Heartland for the purpose of inclusion in the Proxy Statement. Heartland shall advise Premier Valley promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland shall furnish Premier Valley with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Proxy Statement) that might constitute a “prospectus” relating to the Merger within the meaning of the 1933 Act.

(f)    Heartland shall bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary. Heartland shall bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement to Premier Valley shareholders. Heartland and Premier Valley shall each bear their own legal and accounting expenses in connection with the Proxy Statement and the Registration Statement.

(g)    Heartland shall cause the shares of Heartland Common Stock issuable in connection with the Merger to be authorized for listing on the NASDAQ Global Select Market as of the Effective Time.

6.3    Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Closing Date, Premier Valley shall, consistent with GAAP, establish such additional accruals and reserves as Heartland indicates are necessary to conform Premier Valley’s accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to Premier Valley from and after the Effective Time) and reflect Heartland’s plans with respect to the conduct of Premier Valley’s business following the Merger and to provide for the costs and expenses relating to the consummation by Premier Valley of the transactions contemplated by this Agreement; provided, however, that any such additional accruals and reserves shall not affect the determination of the Tangible Equity pursuant to Section 6.9.

6.4    Employee Matters.

(a)    General. Subject to the following agreements, after the Effective Time, Heartland shall have the right to continue, amend, merge or terminate any of the Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law, including tax qualification requirements. Premier Valley agrees to terminate Premier Valley’s 401(k) Retirement Plan (KSOP) immediately prior to of the Effective Time on terms reasonably acceptable to Heartland.  In addition, Premier Valley, upon the written request of Heartland, agrees to take such actions as may be necessary to terminate any other Plans as of the Effective Time on terms reasonably acceptable to Heartland.  Until Heartland shall take such action, however, other Plans shall continue in force for the benefit of present and former employees of Premier Valley or any Subsidiary who have any present or future entitlement to benefits under any of the Plans (“Premier Valley Employees”).

(b)    Benefit Plans. Subject to limitations under California Law and to the eligibility requirements of such plans, Heartland will use reasonable commercial efforts to cause the health, vacation and other non-equity based employee benefit plans that it or its Subsidiaries make available to its employees and the employees of its Subsidiaries on a system-wide basis (the “Heartland Plans”) to become available to Premier Valley Employees after the Effective Time; provided, however, that nothing in this Section 6.4(b) or elsewhere in this Agreement will limit the right of Heartland, or any of its Subsidiaries, to amend or terminate any such Heartland Plan at any time. With respect to Heartland Plans in which Premier Valley Employees become eligible to participate after the Closing Date, Heartland or its Subsidiaries will: (i) with respect to each Heartland Plan that is a medical/prescription, dental or vision plan, (x) waive any exclusions for pre-existing conditions under such Heartland Plan that would result in a lack of coverage for any condition for which the applicable Premier Valley Employee would have been entitled to coverage under the corresponding Premier Valley Plan in which such Premier Valley Employee was an active participant immediately prior to his or her transfer to Heartland Plan; and (y) waive any waiting period under such Heartland Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Plan in which such Premier Valley Employee was an active participant immediately prior to his or her transfer to the Heartland Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period); and (ii) recognize service of the Premier Valley Employees with Premier Valley (or its predecessors) for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Heartland Plan in which the Premier Valley Employees are eligible to participate after the Effective Time, to the extent that such service was recognized for that purpose under the analogous Premier Valley Plan prior to such transfer; provided, however, that the foregoing will not apply to the extent it would result in duplication of benefits.

(c)    Terminated Premier Valley Employees. To the extent that Heartland, or Premier Valley at Heartland’s direction, terminates any Premier Valley Employee at, or within six months after, the Effective Time, and such Premier Valley is not entitled to severance benefits under a separate contractual obligation with Premier Valley, Heartland will provide such Premier Valley Employee with severance benefits equivalent to those contained in the Premier Valley Employee Manual (as provided to Heartland prior to the date of this Agreement) for a Reduction in Force.

(d)    Limitation on Enforcement. This Section 6.4 is an agreement solely between Premier Valley and Heartland. Nothing in this Section 6.4, whether express or implied, confers upon any employee of Premier Valley, any Subsidiary or Heartland or any other Person, any rights or remedies, including, but not limited to: (i) any right to employment or recall, (ii) any right to continued employment for any specified period or (iii) any right to claim any particular compensation, benefit or aggregate of benefits, of any kind or nature whatsoever, as a result of this Section 6.4.

6.5    Tax Treatment. None of Premier Valley, the Bank Subsidiaries nor Heartland shall take any action which would disqualify the Merger as a “reorganization” that would be tax-free to the shareholders of Premier Valley with respect to the Per Share Stock Consideration pursuant to Section 368(a) of the Code.

6.6    Updated Schedules. On a date fifteen (15) Business Days prior to the Effective Date and on the Effective Date, Premier Valley shall modify any Schedule to this Agreement or add any Schedule or Schedules hereto for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by Premier Valley subsequent to the date any Schedule was previously delivered by Premier Valley to Heartland. Notwithstanding the foregoing, any updated Schedule shall not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Section 7.3(a) hereof.

6.7    280G Approval. Premier Valley shall make no payments that separately or in the aggregate could or would result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

6.8    Formation of Merger Sub. Without limiting the generality of Section 6.1, the parties acknowledge and agree that Heartland will be required to organize Merger Sub as a corporation under the Laws of the State of California to consummate the transactions contemplated hereby. Promptly following the receipt of all necessary regulatory approvals, Heartland shall organize Merger Sub and shall submit to the Commissioner of Business Oversight (the “Commissioner”) for his or her approval, Articles of Incorporation and Bylaws for Merger Sub in the form of the attached Exhibit C and Exhibit D, respectively, and shall file such Articles of Incorporation with the California Secretary of State as soon as practicable after approval of the Commissioner consistent. The parties further acknowledge and agree that following the organization of Merger Sub, Heartland shall cause Merger Sub to enter into this Agreement. Promptly following the organization of Merger Sub, Heartland shall cause (i) the Board of Directors of Merger Sub to adopt and approve this Agreement and (ii) Merger Sub to execute and deliver to Premier Valley a counterpart signature page to this Agreement.

6.9    Determination of Tangible Equity. At least five (5) Business Days prior to the Closing Date, Premier Valley shall prepare and deliver to Heartland its Closing Financial Statements, prepared in accordance with GAAP consistently applied with Premier Valley historical accounting practices, and its corresponding calculation of Tangible Equity. If Premier Valley and Heartland agree to such calculation and to the Tangible Equity, such amounts shall be final and conclusive. If Heartland believes that Tangible Equity is less than $58,812,000 and Heartland and Premier Valley disagree as to such calculations and are unable to reconcile their differences in writing within five (5) Business Days, the Closing Date shall be postponed and, unless otherwise agreed upon by the parties, the items in dispute shall be submitted to a mutually acceptable independent national accounting firm in the United States for final determination, and the calculations shall be deemed adjusted in accordance with the determination of the independent accounting firm and shall become binding, final and conclusive upon all of the parties hereto. The independent accounting firm shall consider only the items in dispute and shall be instructed to act within five (5) Business Days (or such longer period as Premier Valley and Heartland may agree) to resolve all items in dispute. Premier Valley and Heartland shall share equally the payment of reasonable fees and expenses of the independent accounting firm.

6.10    Indemnification; Directors and Officers Insurance.

(a)    Heartland and Merger Sub agree that all rights of a director, officer or employee of Premier Valley (“Indemnified Parties”) to indemnification provided for in Premier Valley’s articles of incorporation or bylaws or similar governing documents, as applicable in the particular case and as in effect on the date hereof, or required under any applicable Law (including rights to advancement of expenses and exculpation), shall survive the Merger and continue in full force and effect until expiration of the applicable statute of limitations. Without limiting the generality of the foregoing, Heartland agrees that, following the Effective Time, the Surviving Corporation will indemnify any person made a party to any proceeding by reason of the fact that such person was a director, officer or employee of Premier Valley at or prior to the Effective Time to the fullest extent provided in, and shall advance expenses in accordance with, Article IV of the Bylaws of Premier Valley in the form provided to Heartland, in each case subject to all the limitations set forth in such Bylaws and applicable Law. Notwithstanding anything to the contrary contained in this subsection, nothing contained in this Agreement shall require the Surviving Corporation to indemnify, defend or hold harmless any person to a greater extent than Premier Valley is, as of the date of this Agreement, required to indemnify, defend and hold harmless such person and any such indemnification provided pursuant to this Section 6.10 shall be provided only to the extent that such indemnification is permitted by any applicable federal or state Laws.

(b)    Prior to the Effective Time, Premier Valley shall or, if Premier Valley is unable to, Heartland or the Surviving Corporation as of the Effective Time shall, obtain and fully pay for “tail” insurance (providing only for the Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for Premier Valley) with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as Premier Valley’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Premier Valley expend for “tail” insurance policies a premium amount in excess of $40,000 (the “Maximum Amount”). If Premier Valley and Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, Surviving Corporation shall continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Premier Valley’s existing policies as of the date of this Agreement, or Surviving Corporation shall purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Premier Valley’s existing policies as of the date of this Agreement; provided, however, that in no event shall Premier Valley or Surviving Corporation be required to expend for such policies an annual premium amount in excess of the Maximum Amount; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)    The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party as if he or she were a party to this Agreement.

ARTICLE 7
CONDITIONS

7.1    Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)    Regulatory Approvals. The Regulatory Approvals shall have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods shall have lapsed. None of such approvals shall contain any conditions or restrictions that Heartland reasonably believes will materially restrict or limit the business or activities of Heartland, Premier Valley or the Bank Subsidiaries or have a Material Adverse Effect on, or would be reasonably likely to have a Material Adverse Effect on Heartland on the one hand, or Premier Valley on the other hand.

(b)    No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)    No Prohibitive Change of Law. There shall have been no Law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

(d)    No Termination. No party hereto shall have terminated this Agreement as permitted herein.

(e)    Shareholder Approval. The Merger shall have been approved by the Required Premier Valley Shareholder Vote.

(f)    Registration Statement. The Registration Statement shall have been declared and shall remain effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

7.2    Additional Conditions to Obligation of Premier Valley. The obligation of Premier Valley to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Warranties. The representations and warranties set forth in Article 3 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in Article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by Heartland or the discovery of information by Premier Valley).

(b)    Agreements. Heartland shall have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)    Officer’s Certificate. Heartland shall have furnished to Premier Valley a certificate of the Chief Financial Officer of Heartland, dated as of the Effective Time, in which such officer shall certify that such officer has no reason to believe that the conditions set forth in Sections 7.2(a) and (b) have not been fulfilled.

(d)    Heartland Secretary’s Certificate. Heartland shall have furnished to Premier Valley (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to Premier Valley that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Merger Sub’s Secretary’s Certificate. Merger Sub shall have furnished to Premier Valley (i) copies of the text of the resolutions by which the corporate action on the part of Merger Sub necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Merger Sub by its corporate secretary or one of its assistant corporate secretaries certifying to Premier Valley that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(f)    Change in Control of Heartland. Heartland shall not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one Person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.

(g)    No Material Adverse Effect. If the Average Closing Price is less than the Minimum Closing Price, there shall not have occurred since the date of this Agreement any material adverse change in, or any event, occurrence or development in the business of Heartland or its subsidiaries, taken as a whole, that, taken together with other events, occurrences and developments with respect to such business, has had or would reasonably be expected to have a Material Adverse Effect; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of General Effects.

(h)    NASDAQ Listing of Heartland Common Stock. The shares of Heartland Common Stock to be issued in connection with the Merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

(i)    Other Materials. Premier Valley shall have received the materials set forth in Section 2.8(b).

7.3    Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Compliance. The representations and warranties set forth in Article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date (without taking into account any supplemental disclosures after the date of this Agreement by Premier Valley or the discovery of information by Heartland).

(b)    Agreements. Premier Valley shall have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)    Officers’ Certificate of Premier Valley. Premier Valley shall have furnished to Heartland a certificate of the Chief Executive Officer and Chief Financial Officer of Premier Valley, dated as of the Effective Time, in which such officers shall certify to the conditions set forth in Section 7.3(a).

(d)    Premier Valley Secretary’s Certificate. Premier Valley shall have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of Premier Valley necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Premier Valley by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Dissenting Shares. The total number of Dissenting Shares shall be no greater than seven percent (7%) of the number of outstanding shares of Premier Valley Common Stock.

(f)    Required Consents. Each Required Consent will have been obtained and be in full force and effect and such actions as Heartland’s counsel may reasonably require will have been taken in connection therewith, except where the failure to obtain such consents would not have a Material Adverse Effect on Premier Valley or Heartland.

(g)    Employment Agreement. Merger Sub, as the Surviving Corporation, shall have entered into an employment agreement with J. Mike McGowan substantially on the terms set forth in the attached Exhibit E.

(h)    Other Materials. Heartland shall have received the materials set forth in Section 2.8(a).

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1    Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)    by mutual consent of the boards of directors of Heartland and Premier Valley;

(b)    by either party if:

(i)    a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;

(ii)    at the Premier Valley Shareholders’ Meeting, this Agreement shall not have been duly adopted by the Required Premier Valley Shareholder Vote;

(iii)    the Merger is disapproved (or suggested or recommended to be withdrawn) by any Regulatory Authority; or

(iv)    the Effective Time has not occurred by March 31, 2016; provided, however, that the right to terminate under this Section 8.1(b)(iv) shall not be available to any party whose failure to fulfill any material obligation under this

Agreement has been the cause of, or has resulted in, the failure of the Effective Time to occur on or before such date.

(c)    by Premier Valley if:

(i)    Heartland or Merger Sub shall fail to comply in any material respect with any of their respective covenants or agreements contained in this Agreement or if any of the representations and warranties of Heartland contained herein shall be inaccurate in any material respect. If the Board of Directors of Premier Valley desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in this Section 8.1(c)(i), the Board of Directors must notify Heartland in writing of its intent to terminate stating the reason. Heartland shall have 5 days from the receipt of such notice to cure the alleged breach or inaccuracy, if the breach or inaccuracy is capable of being cured;

(ii)    (A) Premier Valley will have delivered to Heartland a written notice of the intent of Premier Valley to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five Business Days have elapsed following delivery to Heartland of such written notice by Premier Valley, (C) during such five Business Day period Premier Valley has fully cooperated with Heartland, including, without limitation, informing Heartland of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Heartland to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, and (D) at the end of such five Business Day period the Board of Directors of Premier Valley will have continued reasonably to believe that such Acquisition Proposal constitutes a Superior Proposal; or

(iii)    any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy.

(d)    by Heartland if:

(i)    Premier Valley or any party to the Voting Agreement shall fail to comply in any material respect with any of their respective covenants or agreements contained in this Agreement or in the Voting Agreement or if any of the representations and warranties of Premier Valley contained herein or of the parties to the Voting Agreement contained therein shall be inaccurate in any material respect. If the Board of Directors of Heartland desires to terminate this
Agreement because of an alleged breach or inaccuracy as provided in this Section 8.1(d)(i), the Board of Directors must notify Premier Valley in writing of its intent to terminate stating the reason therefore. Premier Valley shall have five (5) days from the receipt of such notice to cure the alleged breach or inaccuracy, if the breach or inaccuracy is capable of being cured;

(ii)    the Board of Directors of Premier Valley shall make a Change of Board Recommendation;

(iii)    Premier Valley shall have failed to take a vote of shareholders as a result of an intentional breach of the first sentence of Section 6.2(a), 6.2(a)and at least 20 days shall have passed since the Registration Statement containing the proxy statement/prospectus relating to the shareholder meeting shall have been declared effective and remained available for use in connection with the Shareholder Meeting (in each case, other than as a result of Heartland’s failure to comply fully with its obligations under this Agreement);

(iv)    any of the conditions set forth in Sections 7.1 or 7.3 will have become impossible to satisfy.

8.2    Effect of Termination. Except as provided in Sections 5.2, 8.3, 8.4 and 8.5, if this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no Liability under this Agreement on the part of Heartland, Merger Sub, Premier Valley or any of their respective representatives, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Sections 8.3 and 8.4, nothing herein shall relieve any party from Liability for any willful or intentional material breach of this Agreement.

8.3    Expenses. Unless a party has committed a willful or intentional material breach of this Agreement (in which case the party not committing such breach shall be entitled to recoupment of expenses, in addition to any other damages available at law), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

8.4    Premier Valley Termination Payments. If this Agreement is terminated by Premier Valley pursuant to 8.1(c)(ii), or by Heartland pursuant to Sections 8.1(d)(ii) or 8.1(d)(iii), or pursuant to Section 8.1(d)(i) because of a breach of any portion of Section 5.8 or Section 6.2(a), then Premier Valley shall pay to Heartland (in addition to any payment that may be due under Section 8.3), a termination fee of $3,000,000 as the sole and exclusive remedy of Heartland (excepting remedies for fraud, which are not waived by receipt of such payment, but including any remedy for specific performance which is so waived), as agreed upon liquidated damages.

8.5    Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties.

8.6    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 9
GENERAL PROVISIONS

9.1    Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with Premier Valley or any Bank Subsidiary, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as

Heartland and Premier Valley mutually determine and approve, or as required by Law. For the avoidance of doubt, Heartland and Premier Valley agree that a press release announcing the execution of this Agreement in a form prepared by Heartland and reviewed by Premier Valley may be made on the day after execution of this Agreement, or as soon thereafter as is practicable. Heartland will have the right to be present for any in-Person announcement by Premier Valley.

9.2    Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by fax, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

if to Heartland:
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Telephone: (563) 589-1994
Fax:	(563) 589-1951
Attention:	David Horstmann, Executive Vice President; and
Michael Coyle, General Counsel
e-mail:	davidhorstmann@htlf.com
mcoyle@htlf.com

with a copy to:
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
Attention:	Thomas Martin
Fax:	(612) 340-7800
e-mail:	martin.tom@dorsey.com

if to Premier Valley:
Premier Valley Bank
8355 North Fresno Street, Suite 180
Fresno, CA 93720
Attention:	J. Mike McGowan
President and Chief Executive Officer
Fax:	(559) 432-0572
e-mail:	jmmcgowan@premiervalleybank.com

with a copy to:
Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive
Fourth Floor
Costa Mesa, CA 92626
Attention:	Joshua A. Dean
Fax:	(714) 428-5991
e-mail:	jdean@sheppardmullin.com

All such notices and other communications shall be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if faxed or e-mailed; and the next day after being delivered to an overnight delivery service.

9.3    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that Heartland may assign any of its rights under this Agreement to one or more Subsidiaries of Heartland, so long as Heartland remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

9.4    No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

9.5    Schedules. The Schedules correspond to the specific sections contained in Article 4. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies in the corresponding schedule the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty unless the representation or warranty relates solely to the existence of the document or other item itself. Each Schedule relates only to the representations and warranties in the section and subsection of this Agreement to which they correspond and not to any other representation or warranty in this
Agreement. In the event of any inconsistency between the statements in this Agreement and statements in a Schedule, the statements in this Agreement will control and the statements in the Schedule will be disregarded.

9.6    Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

9.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties shall negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

9.8    Complete Agreement. This Agreement contains the complete agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral. Each party hereto acknowledges that the other party has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in agreements referred to herein that survive the execution and delivery of this Agreement.

9.9    Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF CALIFORNIA WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

9.10    Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of Premier Valley and the Bank Subsidiaries, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that such party provide any bond or other security). The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

9.11    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO
INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12    Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation shall constitute a waiver of any representation, warranty or covenant of any other party.

9.13    No Survival of Representations. The representations, warranties and covenants made by Premier Valley and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate on, and shall have no further force or effect after, the Effective Time, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly elected and authorized officers.
HEARTLAND FINANCIAL USA, INC.

By: /s/ LYNN B. FULLER
Name: Lynn B. Fuller
Title: Chairman and Chief Executive Officer

PREMIER VALLEY BANK

By:/s/ J. MIKE MCGOWAN
Name: J. Mike McGowan
Title: President and Chief Executive Officer

Following its organization:

PV ACQUISITION BANK

By:__________________
Name:
Title: